[LETTERHEAD OF HIGHAM, McCONNELL & DUNNING LLP]



                                February 17, 2005


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 1-4
Washington, D.C.  20549-1004
Attention: Filing Desk

         Re:  e.Digital Corporation - Response to Comments; File No. 333-121546
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Ladies and Gentlemen:

         On behalf of e.Digital Corporation (the "Company"), filed herewith is Amendment No. 2 on Form S-2 to the Registration Statement previously filed by the Company on Form S-3. In response to the comment set forth in paragraph one of the staff's letter dated February 15, 2005, the Company has revised the second paragraph under the heading "Where You Can Get More Information" (on page
15) to delete the sentence "In addition, any information that we file with the Securities and Exchange Commission after the date of this prospectus will update and supersede the information in this prospectus." We believe that this deletion satisfactorily addresses your comment and it is our understanding that you have no further comments.

         Thank you very much for your courtesy and attention. As you know, the Company desires to go effective as soon as practicable. If you have any questions, please contact me immediately.

                                               Very truly yours,

                                               HIGHAM, McCONNELL & DUNNING LLP

                                               /s/ Curt C. Barwick

                                               Curt C. Barwick, Esq.


Enclosure